Exhibit 99.1

NLS Pharmaceutics Shareholders Approve Merger with Kadimastem and Related Proposals at Extraordinary General Meeting

Vote clears final corporate milestone, paving the way for the closing of the merger and the combined company of NewCelX Ltd., a Nasdaq-listed biotechnology company

Zurich, Switzerland – September 30, 2025 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS”), a Swiss clinical-stage biopharmaceutical company focused on central nervous system (“CNS”) disorders, and Kadimastem Ltd. (TASE: KDST) (“Kadimastem”), an advanced clinical-stage cell therapy company developing treatments for neurodegenerative diseases and diabetes, today announced that NLS shareholders have approved the merger with Kadimastem and all related proposals at NLS’s Extraordinary General Meeting (“EGM”) held on September 29, 2025. The vote removes the final corporate hurdle prior to closing and, subject to the final Nasdaq approval, lays the groundwork to list the combined company on Nasdaq as NewCelX Ltd. (“NewCelX”) under the ticker “NCEL.”

The merger will create:

Nasdaq-listed company: Under the symbol “NCEL”: Governance and capital structure approvals completed

Diversified pipeline: Unites Kadimastem’s advanced cell therapy programs (including a Phase 2a ALS study of AstroRx® and the IsletRx diabetes program) with NLS’s CNS small-molecule expertise.

An experienced leadership team and streamlined governance structure: The committees and board of directors, will be headed by Ronen Twito, the Executive Chairman & Chief Executive Officer of the combine company, and will be reconstituted to enable execution and institutional visibility. Prof. Michel Revel, founder of Kadimastem, who will be the Chief Scientific Officer and a director of the combined company, is a globally recognized pioneer in cell therapy. His work produced Rebif®, a recombinant interferon-beta therapy for multiple sclerosis, approved worldwide and commercialized by Merck-Serono, with over 20 years on the market, peak annual sales of $2.4 billion, and more than 1.5 million patient-years of treatment.

Key Approvals Include:

●	Merger Agreement: Shareholders voted in favor of the merger with Kadimastem, under which the combined company will be named NewCelX Ltd. and trade on Nasdaq under the ticker “NCEL.”

●	Capital Structure: Approval of the par value reduction, reverse stock split, and capital increase, facilitating the share exchange with Kadimastem shareholders and to satisfy Nasdaq listing requirements.

●	Board & Governance: Election of a new Board of Directors, subject to the closing of the merger, and management by Kadimastem, with Ronen Twito serving as Executive Chairman and Chief Executive Officer. Additional directors will include Prof. Michel Revel as Chief Scientific Officer and Director, Eran Iohan, Liora Oren, and Tammy Galili as directors. Upon closing, the Compensation, Audit Nomination and Governance Committee will also be newly constituted.

●	Articles of Association: Reinstatement of the capital band, amendments to conditional capital for employee and shareholder options, alongside other corporate governance measures.

●	Company Name Change: Approval to rename the company to NewCelX AG in connection with the closing of the merger.

Exchange Ratio

Under the approved terms, upon closing, Kadimastem shareholders will own 84.4% of the combined company and NLS shareholders 15.6%, reflecting the relative value contributions of each party and positioning NewCelX with a balanced portfolio and leadership team to drive long-term growth and NLS net cash position to the EGM date.

Alexander Zwyer, Chief Executive Officer of NLS Pharmaceutics, commented: We are grateful to our shareholders for their strong support of the merger and related proposals. Today’s outcome marks a pivotal step in creating NewCelX, a biopharma leader with a unique pipeline spanning cell therapies and small molecules. We look forward to closing the merger and advancing our shared mission of addressing serious unmet medical needs.”

Ronen Twito, Executive Chairman and CEO of Kadimastem, added:

“This is an important milestone for Kadimastem, NLS, and the companies’ shareholders. With today’s approvals, we believe we are closer than ever to completing the merger and launching NewCelX on Nasdaq. The combined company will unite Kadimastem’s advanced cell therapy clinical programs, including a Phase 2a ALS trial of AstroRx® and our IsletRx diabetes product candidate following the successful pre-IND meeting with the FDA, with NLS’s expertise in CNS small-molecule therapies. Together, we are building a diversified biotechnology company with the potential to deliver transformative therapies to patients worldwide.”

About NLS Pharmaceutics

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a Swiss-based biopharmaceutical company focused on the development of innovative therapies for central nervous system disorders and related indications. For more information, visit www.nlspharma.com.

About Kadimastem

Kadimastem Ltd. (TASE: KDST) is a clinical-stage cell therapy company developing allogeneic, “off-the-shelf” cell products for neurodegenerative diseases and diabetes. For more information, visit www.kadimastem.com.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the expected closing of the transaction and the potential benefits of the transaction to NLS and Kadimastem and their respective shareholders, the advancement of the clinical trials related to AstroRx® and IsletRx, the expected management and director changes of the combined company, the belief that the parties are closer than ever to completing the merger and launching NewCelX on Nasdaq, and the combined company’s pipeline and global reach. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in NLS’s registration statement on Form F-4, filed with the SEC on September 3, 2025.

Investor & Media Contacts
NLS Contacts:

InvestorRelations@nls-pharma.com

www.nlspharma.com

Kadimastem Contacts:

Sarah Bazak, Investors relations

s.bazak@kadimastem.com

www.kadimastem.com

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